UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

         Interstate Bakeries Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

                            46072H108
 (CUSIP Number)

Brian T. Daly, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor

New York, New York 10103
                                         (212) 841-4100
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                        August 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 46072H108

1	NAMES OF REPORTING PERSONS: Millenco, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3532932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,163,268

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,163,268

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,173,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN, BD

SCHEDULE 13D

CUSIP No. 46072H108

1	NAMES OF REPORTING PERSONS: Springview Group LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2196675

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		9,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,900

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,173,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No. 46072H108

1	NAMES OF REPORTING PERSONS: Millennium Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3804139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,173,168

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,173,168

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,173,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D

CUSIP No. 46072H108

1	NAMES OF REPORTING PERSONS: Israel A. Englander

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		2,173,168

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,173,168

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,173,168

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Explanatory Note

Item 1. Security and Issuer.

       The name of the issuer is Interstate Bakeries Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 12 East Armour Boulevard, Kansas City, Missouri 64111.  This Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share  (the "Common Stock").

Item 2. Identity and Background.

       (a)-(c), (f).  This statement is being filed by Millenco, L.P., a Delaware limited partnership (“Millenco”), Springview Group LLC, a Delaware limited liability company (“Springview”), Integrated Holding Group, L.P., a Delaware limited partnership (“Holding”), Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and Israel Englander (“Mr. Englander”).  Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.   Holding is the managing member of Springview. Millennium Management is the general partner of Holding and Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Holding, Springview and Millenco.  Mr. Englander is the managing member of Millennium Management.  As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management.  The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Springview or Millenco.

       The business address for Millenco, Springview, Holding, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.  Mr. Englander is a United States citizen.

       Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

       (d).           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e).            On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy.  The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings.  The SEC proceedings are In the Matter of  Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov.  Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

       Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters.  The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

       The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was approximately $13,839,300 calculated on an average cost basis (excluding brokerage commissions) by account.  The Reporting Persons effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

       The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

       From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.

      The Reporting Persons have reviewed the letter dated July 21, 2006, from Brencourt Advisors, LLC (“Brencourt”) to the Chairman of the Issuer (the “Brencourt Letter”) attached as an exhibit to the Schedule 13D filed by Brencourt on such date. The Reporting Persons have discussed with Brencourt, and view favorably, the positions set forth in the Brencourt Letter.

      The Reporting Persons have also reviewed the Issuer’s press release dated August 2, 2006, indicating that it plans to commence a search for a permanent CEO, and which is attached as an exhibit to the Issuer’s current report on Form 8-K dated August 3, 2006 (the “Press Release”).  The Reporting Persons support the goal expressed in the Press Release of finding a permanent CEO for the Issuer and call on the Issuer to expedite this process.  The Reporting Persons have a list of potential CEO candidates from the industry and encourage the Issuer to initiate a dialogue with the Reporting Persons and other interested shareholders regarding the CEO search process.

      The Reporting Persons have held discussions through one of their portfolio managers with other shareholders of the Issuer regarding the Issuer’s operations, management and capital structure and may continue to discuss these and other matters with shareholders of the Issuer and other interested parties, including the Issuer’s management.

       None of the Reporting Persons has, or currently intends to, enter into any agreements with either Brencourt or any other shareholder of the Issuer with respect to the voting, holding, acquisition, or disposal of the Issuer’s securities, or take any other action with respect to Brencourt or any other shareholders that would create a “group” pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons may independently decide to take actions that are the same or similar to actions taken by other shareholders of the Issuer but such actions do not constitute an agreement or understanding among such persons.

      The Reporting Persons reserve the right, at any time and from time to time, in the open market or in private transactions, to acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

       (a) As of the date hereof, (i) Millenco may be deemed to be the beneficial owner of 2,163,268 shares of Common Stock, and (ii) Springview may be deemed to be the beneficial owner of 9,900 shares of Common Stock, which represents in the aggregate 2,173,168 shares of Common Stock, comprising approximately 4.8% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 45,295,007 outstanding shares of Common Stock, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed as of April 19, 2004.

            Holding, as the managing member of Springview, may also be deemed to beneficially own the 9,900 shares of Common Stock beneficially owned by Springview.

            Millennium Management, as the general partner of Millenco and Holding, may also be deemed to beneficially own the 2,173,168 shares of Common Stock beneficially owned by Millenco and by Springview.

       Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 2,173,168 shares of Common Stock beneficially owned by Millenco and Springview.

       The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

       (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the  2,173,168 shares of Common Stock described in (a) above.  The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

       (c) Transactions in Company Common Stock during the past 60 days:    Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons, which were all effected in the open market.  Please note that the Common Stock trades on the Pink Sheets which is an inter-dealer market.

       (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the receipt of,  dividends  from,  or proceeds  from the  sale  of,  the  shares  of  Common  Stock  reported  in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Report to Securities of the Issuer.

      In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s account to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

      Other than approximately 200,000 shares of Common Stock that are currently on loan from the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit I: Joint Filing Agreement, dated as of August 16, 2006, by and among Millenco, L.P., Springview Group LLC, Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2006

MILLENCO, L.P.

By: Millennium Management, L.L.C.
        its general partner

By: /s/ Terry Feeney
----------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

SPRINGVIEW GROUP LLC

By: Integrated Holding Group, L.P.,
        its managing member

By: Millennium Management, L.L.C.
        its general partner

By: /s/ Terry Feeney
---------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

INTEGRATED HOLDING GROUP, L.P.

    By: Millennium Management, L.L.C.
        its general partner

By: /s/ Terry Feeney
---------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, L.L.C.

By: /s/ Terry Feeney
---------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed
with the SEC on June 6, 2005
----------------------------------------
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

      This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share , of Interstate Bakeries Corporation, a Missouri corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 16, 2006

MILLENCO, L.P.

By: Millennium Management, L.L.C.
        its general partner

By: /s/ Terry Feeney
----------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

SPRINGVIEW GROUP LLC

By: Integrated Holding Group, L.P.,
        its managing member

By: Millennium Management, L.L.C.
        its general partner

By: /s/ Terry Feeney
---------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

INTEGRATED HOLDING GROUP, L.P.

    By: Millennium Management, L.L.C.
        its general partner

By: /s/ Terry Feeney
---------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, L.L.C.

By: /s/ Terry Feeney
---------------------------------------
    Name: Terry Feeney
    Title: Chief Operating Officer

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed
with the SEC on June 6, 2005
----------------------------------------
Israel A. Englander

                                                                     Schedule A

Transactions in the Common Stock During the Past 60 Days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share
6/20/2006	20000	6.7
6/22/2006	15000	6.78
7/5/2006	(10100)	6.602
7/11/2006	94800	6.25
7/12/2006	40000	6.6
7/13/2006	30000	6.6
7/20/2006	50000	6.4
7/21/2006	25000	6.3
7/25/2006	100000	6.5
7/26/2006	10000	6.5
7/27/2006	10000	6.5
7/28/2006	500	6.3
7/31/2006	10000	6.25
7/31/2006	77568	6.35
8/2/2006	10000	6.4
8/3/2006	435000	6.1075
8/3/2006	74500	6.15
8/9/2006	500	5.3
8/10/2006	4600	4.5
8/10/2006	92400	4.4931
8/14/2006	5000	5
8/16/2006	58400	5.1
8/16/2006	50000	5
8/16/2006	700	4.8

Note:  All such transactions were effected by Millenco except for the transaction dated 7/5/2006, which was effected by Springview.